Yukon-Nevada’s Jerritt Canyon Mill on Safety Watch-List

Vancouver, BC – December 2, 2011 – Yukon-Nevada Gold Corp. (TSX: YNG) (Frankfurt Xetra Exchange: NG6) On Wednesday, November 30, 2011 Yukon-Nevada Gold Corp.’s (“Yukon-Nevada” or the “Company”) wholly owned gold production property Jerritt Canyon Mill (“Jerritt Canyon”) in Nevada was notified by letter from the Federal Mine Safety and Health Administration (“MSHA”) that MSHA had conducted a “pattern” of violation screening pursuant to Section 104(e) of the Federal Mine Safety and Health Act of 1977 (the Act). The letter stated that MSHA has initially concluded that a potential pattern of violations exists at Jerritt Canyon and set out a process by which Jerritt Canyon may work with MSHA to avoid any further sanctions pursuant to that program. Jerritt Canyon is located 50 miles north of Elko, Nevada and is operated by Queenstake Resources USA Ltd., ("Queenstake") a wholly owned subsidiary of Yukon-Nevada.

MSHA’s pattern of violations program provides that mine operators may be subject to closure orders for certain areas of the mine affected by certain specific types of violations until the mine receives a clean MSHA inspection. In most cases, such closures would affect areas of the mine that are not critical to production or would be corrected within a very short time.

MSHA’s initial finding is based mostly on alleged violations that have been contested by Jerritt Canyon as invalid. Most of the alleged violations have not yet been reviewed and adjudicated and therefore are not final. Yukon-Nevada is confident that it will prevail in the great majority of those challenges and, for that and other reasons, it should be removed from the watch-list without the penalties of Section 104(e) being invoked.

President and CEO, Mr. Robert Baldock commented: “Yukon-Nevada received a letter from MSHA notifying that Jerritt Canyon is subject to a potential pattern of violations. Although we disagree with MSHA’s assessment, we intend to work with MSHA to reach a full and efficient resolution of this matter. Yukon-Nevada is committed to the safety of its workforce and will take all measures to ensure the continued safe and productive operations at Jerritt Canyon.”

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

For more information please contact:

Yukon-Nevada Gold Corp.
Richard Moritz
Senior Director, Institutional Investor Relations
Tel: (604) 688-9427

Email: rmoritz@yngc.ca

Nicole Sanches
Investor Relations Manager
Tel: (604) 688-9427 ext 224
Email: nicole@yngc.ca
www.yukon-nevadagold.com

CHF Investor Relations
Jeanny So
Director of Operations
Tel: (416) 868-1079 ext. 225
Email: jeanny@chfir.com
www.chfir.com

AXINO AG
Wolfgang Seybold
Chairman
Tel: +49 711 25 35 92 40
Email: wolfgang.seybold@axino.de
www.axino.de/

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